September 6, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Cara Wirth

Re: Vacasa, Inc. Registration Statement on Form S-3 (File No. 333-281875) Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Vacasa, Inc. (the “Company”) respectfully requests that the effective date of the Registration Statement on Form S-3 (File No. 333-281875) (the “Registration Statement”) of the Company be accelerated so that the Registration Statement shall become effective at 4:00 p.m. Eastern time on September 10, 2024, or as soon thereafter as practicable.

The Company, in making this request for acceleration, hereby states that it is aware of its obligations under Rule 461 and the other applicable provisions of the Securities Act.

The Company requests that notification of such effectiveness be made by telephone call to Lindsey A. Mills of Latham & Watkins LLP, legal counsel to the Company, at (212) 906-1890.

Very truly yours,

Vacasa, Inc.

By: /s/ Rebecca Boyden
Name: Rebecca Boyden
Title: Chief Legal Officer

cc:	Lindsey A. Mills, Latham & Watkins LLP